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                              November 20, 2023

       Siu Ming Law
       Executive Director and Chief Executive Officer
       Great Restaurant Development Holdings Ltd
       Ground Floor and 1st Floor
       No. 73 Chung On Street
       Tsuen Wan, New Territories
       Hong Kong

                                                        Re: Great Restaurant
Development Holdings Ltd
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted November
7, 2023
                                                            CIK No. 0001990643

       Dear Siu Ming Law:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1, Submitted November 7, 2023

       Cover Page

   1. We note your response to comment 2 and reissue in part. In addition to the new disclosure in the fifth paragraph
that addresses recent PRC regulatory concerns, please ensure you also disclose that
these actions have or may impact the company   s ability to conduct its
                                                        business, accept
foreign investments, or list on a U.S. or other foreign exchange, similar to the disclosure you have
included on page 12.
   2. We note your response to comment 4 and reissue in part. In addition to the cover page reference to funds or
assets that may not be available to fund operations or for other use outside of Hong Kong,
please provide cross-references to these other discussions in the
 Siu Ming Law
FirstName  LastNameSiu  Ming Law
Great Restaurant Development Holdings Ltd
Comapany 20,
November   NameGreat
              2023 Restaurant Development Holdings Ltd
November
Page 2    20, 2023 Page 2
FirstName LastName
         Prospectus Summary and Risk Factor sections. Please also disclose whether the holding company, not just the Operating Subsidiary, has any cash management policies. Lastly, we note your disclosure that you plan on making a dividend prior to listing on Nasdaq.
         Please disclose the date and quantify the amount of the dividend once it has occurred.
3. We note your response to comment 5 and reissue. In addition to your cross references to individual china based company risk factors, please revise the prospectus cover page to include a cross-reference to the Risk Factors section including the page number where this section appears in the prospectus. Highlight this cross-reference by prominent type or in another manner. Refer to Item 501(b)(5) of Regulation S-K.
Prospectus Summary
Our auditor has expressed substantial doubt about our ability to continue as a going concern, page 8

4. We note your response to comment 7 and reissue in part. We acknowledge the addition of this new sub-section; however, please also explicitly disclose the dollar amount required to fund your operations for the next 12 months. In addition, please disclose the amount of debt that you anticipate incurring in the next 12 months.
Recent Regulatory Development in the PRC, page 12

5. We note your response to comment 6 and reissue in part. We acknowledge the new disclosure added to page 14 of your registration statement. However, please also disclose each permission or approval that you or your subsidiaries are required to obtain from
         Chinese or Hong Kong authorities to operate your business, not just whether permissions or approvals required to offer the securities being registered to foreign investors.
         Similarly, please state whether you or your subsidiaries are covered by permissions or approvals requirements from the CSRC, CAC or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Lastly, we note your disclosure that you have been "advised" by Robertsons, please clarify if a legal opinion has been provided.
Corporate Structure, page 16

6. It appears a response to comment 9 was not included in the response letter, as a result, we reissue comment 9. Please move this disclosure to a more prominent place in your prospectus summary. In addition, please clearly identify the entity in which investors are
         purchasing an interest and the entity(ies) in which the company   s
operations are
         conducted.
Table of Contents, page II-10

7. We note your response to comment 24 and reissue. Please ensure that the prospectus
         Table of Contents and the Resale Prospectus Table of Contents are aligned. As one
 Siu Ming Law
Great Restaurant Development Holdings Ltd
November 20, 2023
Page 3
      example only, the resale prospectus Table of Contents has a section labeled "Executive
      Compensation," but the prospectus Table of Contents does not.
       Please contact Aamira Chaudhry at 202-551-3389 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Donald Field at 202-551-3680 with any other questions.



                                                          Sincerely,
FirstName LastNameSiu Ming Law
                                                    Division of Corporation
Finance
Comapany NameGreat Restaurant Development Holdings Ltd
                                                    Office of Trade & Services
November 20, 2023 Page 3
cc:       William S. Rosenstadt
FirstName LastName